PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

Friday, 07 March 2003

Pearson plc

Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. One Forms G88(2) - Return of Allotments of Shares

2. Press Releases –
   - ***FT wins five Business Journalists of the year awards***
   - ***Pearson announces its 2002 preliminary results***
   - ***Madonna signs worldwide publishing and distribution deal***
   - ***Pearson Educational Measurement adds….***
   - ***Pearson Educational Measurement adds……***
   - ***Recoletos announces its 2002 preliminary results***
   - ***Interactive Data Corporation reports…………..***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

Julia Casson
Company Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Julia Anne Cuthbertson Address Flat 51 Antrim Mansions Antrim Road London UK Postcode NW3 4XU	Class of shares allotted Ordinary	Number allotted 2,002
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Julie Cane **Date** 25/2/03

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars

The Causeway Worthing West Sussex BN99 6DA

ESP/EXC/ST7340

Tel 01903-833280

DX number DX exchange

*PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

03 MAR 10 7:21

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	07	02	2003			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	2,002		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	3.894p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Media
- Press releases
Press kit
Presentations
Company press offices
Media contacts

Press releases

print version

04 March 2003

FT wins five Business Journalist of the Year awards.

The Financial Times won five awards, more than any other title, at the Business Journalist of the Year awards which took place in London on Monday 3 March.

The annual awards, organised by the World Leadership Forum, are designed to recognise the growing importance of business journalism, and reward clear, accurate and fair reporting of business issues. The awards have become a highly regarded measure of business journalism, with entries from journalists across the globe. Open to journalists of all nationalities, the awards cover the spectrum of business and financial reporting.

- **Richard Tomkins** , Consumer and Industries Editor, was named Business Journalist of the Year, and also won the 'Best Marketing, Branding and Design' award.
- **Martin Wolf** , Chief Economics Commentator, won the 'Decade of Excellence award,' which aims to highlight consistently outstanding business or financial journalism over the past ten years. The winner is nominated by fellow journalists and judged by a panel of industry experts.
- **John-Paul Flintoff** , Weekend FT Writer, won the 'Best Management and Business Education' award
- **Juliette Jowit** , Transport Correspondent, won 'Best Service Industry' award.

Andrew Gowers, Editor of the Financial Times, said : "This is a fantastic performance from the FT's editorial team. It is a testament to their determination, hard work and commitment - congratulations to all the winners."

Malcolm Turner, President of the World Leadership Forum said : "The number of entries this year has quadrupled compared to our inaugural year in 1999, with the Financial Times leading the way with the greatest number of award-winners. The judges were impressed with the high standard of entries and dominant themes were corporate fidelity following the Enron scandal, equity market declines and pension industry problems."

Further information

Joanna Manning-Cooper /Katy Hemmings, Financial Times, +44 (0) 20 7873 3811

→ search for more press releases

All Dates | All categories | Go

Top of page

Press releases

03 March 2003

Pearson announces its 2002 preliminary results

On Monday, 3rd March 2003, Pearson will announce its preliminary results for the full year ending 31st December 2002. A presentation for analysts and investors hosted by chief executive Marjorie Scardino and finance director Rona Fairhead will be held at the British Library on Euston Road in London at 09:30 GMT.

You can view the **press release** here.

You may register for the **live audiocast** of the presentation here.

Video interviews with Marjorie Scardino and Rona Fairhead are available here .

Marjorie Scardino and Rona Fairhead will also host a conference call for US investors at 15:00 GMT (10:00 EST) the same day. A question and answer session will follow a brief presentation. A l ive audiocasts of the call will be available here.

Conference call with US investors

To participate in the conference call, please dial in 5 minutes before start time:

US toll-free: + 1-800-231-9012
International: + 1-719-457-2617
The password is 'Pearson'.

A replay of the conference call will be available for one week.

RELATED LINKS

Pearson 2002 preliminary results press release
more ...

Pearson 2002 preliminary results release - PDF
PDF

Pearson 2002 financials - PDF
PDF

Interviews with Marjorie Scardino Rona Fairhead
VIDEO

Presentation powerpoint slides
POWERPOINT

→ search for more press releases

All Dates | All categories | Go

search press releases: | Go

Top of page

Press releases

03 March 2003
Pearson announces its 2002 preliminary results

PEARSON PLC PRELIMINARY RESULTS

12 months ended 31 December 2002

	2002	2001	Change - underlying	Change - headline
Sales	**£4,320m**	£4,225m	6%	2%
Business performance				
Operating profit*	**£493m**	£426m	18%	16%
Profit before tax*	**£399m**	£294m		36%
Adjusted earnings per share	**30.3p**	21.4p		42%
Operating free cash flow	**£305m**	£236m		29%
Statutory results				
Operating profit/ (loss)	**£143m**	£(47)m		--
Loss before tax	**£(25)m**	£(436)m		--
Loss per share	**(13.9)p**	(53.2)p		--
Dividend per share	**23.4p**	22.3p		5%
Net borrowings	**£1,408m**	£2,379m		41%

**Continuing operations before goodwill, integration costs and non-operating items. Profit before tax includes discontinued operations.*

Strong earnings rebound; good progress on cash and working capital

- Profit before tax up £105m as improved business performance and reduced internet losses more than offset impact of advertising and technology downturn and currency movements;
- Operating free cash flow up at £305m, boosted by working capital improvement in book publishing businesses; return on invested capital rises;
- Professional and Higher Education businesses help Pearson Education deliver 11% revenue growth and 22% profit growth in a slower year for school textbook adoptions. NCS Pearson benefits from major new business wins and establishes substantial pipeline of

print version

RELATED LINKS

Pearson annouces its 200: preliminary results
more ...

Pearson 2002 preliminary result: release - PDF
PDF

Pearson 2002 financials - PDF
PDF

Interviews with Marjorie Scardin Rona Fairhead
VIDEO

Presentation powerpoint slides
POWERPOINT

Preliminary results audiocast
WEBCAST

signed contracts;

- FT Group revenues 8% lower due to advertising downturn. Profits 8% higher with good contributions from IDC and Recoletos and lower internet losses;
- Penguin increases revenues by 5% and profits by 11%, with market share gains in UK and US and a £15m profit improvement from Dorling Kindersley.

Scope for further significant progress on earnings, cash and return on capital in 2003

- Good prospects for profit growth from Pearson Education, supported by better adoption opportunities for the School business;
- Outlook for the FT Group's non-advertising businesses remains positive; business newspapers face an uncertain advertising environment but are helped by further cost savings;
- Penguin expected to benefit from further profit improvement at Dorling Kindersley.

Throughout this statement (unless otherwise stated):

1. Growth rates are given on an underlying basis, excluding the impact of acquisitions, disposals and currency movements. In 2002, portfolio changes increased revenues by £10m and reduced profits by £26m;
2. Adjusted figures are presented as additional measures, to provide a better indicator of business performance. They are stated before goodwill, integration costs and non-operating items. Goodwill is amortised over no more than 20 years;
3. Figures are reported after internet enterprises;
4. 2001 numbers have been restated for FRS19, the new accounting standard for deferred tax.

Marjorie Scardino, chief executive, said:

"Last year we increased earnings, generated more cash and improved our return on capital, even though we faced an advertising recession far deeper than expected. Our broadly-based education business and Penguin recorded good growth. We performed competitively in each of our markets, while managing our costs tightly and investing in new products to increase sales and new systems to boost profits. While the economic environment is uncertain, we are confident we will make further progress on earnings, cash and returns this year."

For more information:

UK: John Fallon/ Luke Swanson + 44 (0) 20 7010 2310

US: David Hakensen + 1 952 681 3040

Pearson's preliminary results presentation for investors and

Press releases

03 March 2003

Madonna signs worldwide publishing and distribution deal with Penguin Group for illustrated storybook series

Madonna and Callaway Editions are creating an original series of five illustrated storybooks for young readers in association with Penguin Group. The English language rights to the five books, each of which will feature a different celebrated illustrator, have been acquired by Penguin from Callaway Editions in New York, represented by Andrew Wylie of The Wylie Agency in London.

In the United States, the titles will be published by Callaway Editions, the renowned illustrated book publisher, and distributed by Penguin Group (USA). In all other English language markets, they will be published by Puffin, the children's imprint of Penguin Group (UK).

The first title written by Madonna, The English Roses, will be published in hardcover in September 2003 and distributed simultaneously worldwide.

"Madonna is an artist with a universal appeal and these books will touch children of all backgrounds everywhere in the world. Penguin is delighted to be working with Madonna and with Callaway Editions on this distinctive and exciting publishing venture," said John Makinson, Chairman and CEO of Penguin Group.

Nicholas Callaway, Founder and Publisher of Callaway Editions, says, "As with everything she does Madonna is once again going to surprise, delight, and lead the way. She has drawn on a lifelong passion for and deep familiarity with literature and children's books to create contemporary classics that combine great storytelling with ravishing art.

"With these books, Madonna has accomplished something rare and wonderful. Despite the astonishing range and variety of her stories, they all evoke the secret that the red fox shares with the Little Prince: 'It is only with the heart that one can see rightly.' These, too, are magical stories for children of all ages - even grown-up ones."

Each of Madonna's books will feature a different, internationally acclaimed artist. While the target readership will be six and older, these superbly designed books will appeal to book lovers of all ages.

Francesca Dow, Managing Director of Puffin, said, "We're extremely excited about publishing these wonderful books and delighted to welcome Madonna to the Puffin list, where she joins the very best children's authors and illustrators - Roald Dahl, Eric Carle, Raymond Briggs, Allan and Janet Ahlberg, Anne Fine, and Eoin Colfer. Madonna's books are full of charm. Beautifully written and gorgeously illustrated - they are

perfect for the whole family to enjoy, with their colourful cast of characters and gentle humour."

Notes

Puffin is the UK's leading publisher of children's books and one of its best loved brands. The publishing programme spans illustrated books for the very young through to teenage fiction, poetry and non-fiction. Puffin publishes an award-winning range of best-selling authors, including Janet and Allan Ahlberg, Eric Carle, Eoin Colfer, Roald Dahl, Anne Fine, Dick King-Smith and Melvin Burgess. Puffin is part of Penguin Group (UK).

The Penguin Group is part of Pearson plc, the international media company.

Callaway is a brand-name, illustrated book publisher with a worldwide reputation for its state-of-the-art visual books. Callaway titles have included some of the most highly acclaimed illustrated books of our time, including such titles as the best-selling Miss Spider series, written and illustrated by David Kirk, Hilary Knight's When I Have a Little Girl/When I Have a Little Boy, Georgia O'Keeffe: One Hundred Flowers, and Irving Penn's Passage.

Callaway's 3-D computer-animated television special, Miss Spider's Sunny Patch Kids, will debut on Nickelodeon on March 31. Callaway's Sunny Patch brand of children's lifestyle products has just launched at 1,150 Target Stores across the United States.

Contact information

Joanna Prior, +44 (0)20 7010 3250 for Penguin Group (UK)
Joanna.Prior@penguin.co.uk

Marilyn Ducksworth, +1 (212) 366-2564 for Penguin Group (USA)
Marilyn.Ducksworth@us.penguingroup.com

Kathryn Bradwell, +1 (212) 798-3165 for Callaway Editions, Inc.
Kathryn_Bradwell@callaway.com (www.callaway.com)

Press releases

print version

24 February 2003

Pearson Educational Measurement adds ETS' automated essay scoring to suite of electronic testing services

IOWA CITY, Iowa, Pearson Educational Measurement, a leading provider of K-12 testing services, today announced it will offer automated essay scoring as an integrated component of its eMeasurement™ suite of electronic testing services. Through an agreement with Educational Testing Service, Princeton, N.J., Pearson Educational Measurement will offer the e-rater™ , c-rater™ and Critique Writing Analysis Tools scoring products for essay and short answer test questions.

Pearson Educational Measurement, a part of Pearson Education, scores more than
40 million student tests annually, including more than 84 million constructed-response test items.

"We've analyzed automated essay scoring and are pleased to add the ETS products to our suite of scoring solutions," said Steve Kromer, General Manager of Pearson Educational Measurement. "By offering electronic scoring options for open-ended test items along with our professional scorers, our customers will be able to package a scoring system that meets their needs for turnaround speed, reliability, and cost-effectiveness."

ETS's automated scoring capabilities are built upon natural language processing (NLP) technology, a sub-field of artificial intelligence. ETS developed e?rater, an automated scoring system that uses natural language processing techniques to replicate the scoring performance of professional readers. C-rater evaluates the accuracy of short-answer, content-based responses in terms of scoring rules which define the requirements of a full or partially correct answer. Using natural language processing technology, c-rater determines if a student answer contains specific linguistic information required as evidence that a specified concept has been learned. Critique Writing Analysis Tools provides detailed diagnostic feedback across five dimensions of writing features.

"Educators will benefit from the integration of our automated essay scoring engines with the test scoring services provided by Pearson Educational Measurement," said John Oswald, Vice President of ETS's K12 Assessments Division. "This builds upon a successful relationship between ETS and Pearson Educational Measurement. We are happy to provide an important part of that solution."

About Pearson Educational Measurement

Pearson Educational Measurement is the nation's largest commercial processor of K-12 student assessment tests. The company operates as a business of Pearson Education, the world's largest integrated education company, which in turn is a part of Pearson (NYSE: PSO; LSE: PSON), the international

media company. Pearson's other primary operations include the Financial Times Group and the Penguin Group.

About Educational Testing Service
ETS is the world's largest private educational testing company and measurement organization, and a leader in educational research. For more information, contact Educational Testing Service on the Web at www.ets.org.

Further Information
David Hakensen
(952) 681-304

--> search for more press releases

All Dates | All categories | Go

search press releases: Go

Top of page

About us | Investors | Media | People | Community | Site map

Press releases

24 February 2003

Pearson Educational Measurement adds K-A-T's automated essay scoring to electronic testing services

Electronic scoring of extended-response test items supports growing use of testing services in K-12 education

IOWA CITY, Iowa - Pearson Educational Measurement, a leading provider of K-12 testing services, today announced it is offering automated essay scoring as an integrated component of its eMeasurement™ suite of electronic testing services. Through an agreement with Knowledge Analysis Technologies, Boulder, Colo., Pearson Educational Measurement will offer the Intelligent Essay Assessor™ scoring product for essay and short answer test questions.

Pearson Educational Measurement scores more than 40 million student tests annually, including more than 84 million constructed-response test items.

"With the growing use of performance test items as a part of standardized testing, we are pleased to add the Knowledge Analysis Technologies product to our suite of scoring solutions," said Steve Kromer, General Manager of Pearson Educational Measurement. "Electronic scoring of constructed-response test items complements our professional scoring capabilities and allows us to offer our customers a quick, reliable, and cost-effective scoring solution to meet their needs."

Knowledge Analysis Technologies' automated scoring capabilities use Latent Semantic Analysis, a machine-learning algorithm that mimics human understanding of language. Knowledge Analysis Technologies developed the Intelligent Essay Assessor to automatically assess electronically submitted text essays and supply instantaneous feedback on the content and the quality of the student's writing.

"The Intelligent Essay Assessor gives instantaneous evaluation and advice on the conceptual content of written essays," said Tom Landauer, President of Knowledge Analysis Technologies. "We are happy to be working with Pearson Educational Measurement to bring this technology to the scoring of performance test items for testing programs across the country."

About Pearson Educational Measurement
Pearson Educational Measurement is the nation's largest commercial processor of K-12 student assessment tests. The company operates as a business of Pearson Education, the world's largest integrated education company, which in turn is a part of Pearson (NYSE: PSO; LSE: PSON), the international media company. Pearson's other primary operations include the Financial Times Group and the Penguin Group.

About Knowledge Analysis Technologies
Knowledge Analysis Technologies' (K-A-T) products and services are based on proprietary and patented machine-learning technology for text understanding. The company's focus is educational technology; applications cover an enormous range: from teaching reading and writing skills, developing leadership skills, to selecting high performance teams, to matching people to jobs. Clients include publishers, large testing and test preparation organizations, and the military. For more information on K-A-T, visit www.k-a-t.com.

Further Information
David Hakensen
(952) 681-304

→ search for more press releases

All Dates | All categories | Go

▲ Top of page

search press releases: | Go

About us | Investors | Media | People | Community | Site map

Press releases

print version

28 February 2003

Recoletos announces its 2002 preliminary results

Here you may download a pdf of the Recoletos 2002 preliminary results press release and the presentation.

RELATED LINKS

Recoletos 2002 preliminary result press release PDF

Recoletos 2002 preliminary result presentation PDF

www.recoletos.es

search for more press releases

All Dates | All categories | Go

search press releases: Go

Top of page

RECOLETOS
Investor Relations

INTERIM RESULTS
FULL YEAR 2002
RECOLETOS GRUPO DE COMUNICACIÓN S.A.

The consolidated financial results for 2002 demonstrate good progress with particularly strong profit improvement, increased cash flow generation and enhanced financial position.

We highlight the following:

1. **Tight cost control**: Recoletos has offset a decline in revenues – the result of the economic slowdown and advertising downturn – through a successful cost reduction programme. Costs decreased by 17.92 million euros in 2002, an 8.6% reduction on 2001.

2. **Successful re-launch of Marca:** Following its relaunch in April, Marca has gained share and increased circulation, advertising revenues and gross profit.

3. **Improved cash flow:** Cash flow generation has increased as a result of:

    - the improvement in EBIT (+16.0%) up to 43.31 million euros;
    - a 21.76 million euros reduction in working capital, after a programme to reduce stock level and improve payment systems.

4. **Strong balance sheet:** The net cash position reaches 240.04 million euros, reflecting a very sound financial position.

With regard to the results for the twelve months of the year, we highlight the following:

1. **Consolidated Revenues** fell (-4.9%) compared to 2001; **advertising revenues declined by 8.4% and circulation revenues** decreased by 0.8% (-3.7% and +1.0% excluding Argentina and Chile respectively).

2. **Direct Costs** and **Central Costs** were significantly reduced (-8.7% and –7.6% respectively).

3. **EBITDA** on a consolidated basis increased 11.5% to € 54,44 million.

4. **Interest Income** includes capital gains of € 50.80 million from the sale of our stake in RTL.

5. The **Extraordinary Result**[1] includes a non-cash goodwill amortisation charge of € 15.00 million relating to Argentinean ventures.

6. **Net Profit** € 50.27 million (vs. € 7.10 million in 3Q01).

[1] In 2001 the Extraordinary Result included the additional goodwill amortisation of €5.41 million mentioned before

I. CONSOLIDATED PROFIT AND LOSS ACCOUNT

Table 1: Consolidated Profit and Loss Account

Million €	2002	2001	Var. %
Revenues	**234.47**	**246.44**	**(4.9)**
Direct Costs	168.63	184.70	(8.7)
Gross Profit	**65.84**	**61.74**	**6.6**
Central Costs	22.54	24.39	(7.6)
EBIT	**43.31**	**37.35**	**16.0**
Interest Income (Expense)	55.61	(2.37)	–
Goodwill Amortisation	(11.48)	(12.21)	(6.3)
Associated Undertakings	0.12	1.01	–
Profit on Ordinary Activities	**87.56**	**23.78**	**268.4**
Extraordinary Results	(17.92)	(13.62)	–
Profit before Taxes	**69.64**	**10.16**	**–**
Income Taxes	(19.36)	(3.07)	–
Consolidated Net Income	**50.27**	**7.10**	**–**
Consolidated Net Income a. Minority	**49.57**	**6.50**	**–**
Depreciation	**11.13**	**11.48**	**(3.1)**
EBITDA	**54.44**	**48.83**	**11.5**

Below we present the consolidated P&L excluding our operations in Argentina:

*Table 2: Underlying Consolidated Profit and Loss Account**

Million €	2002	2001	Var. %
Revenues			
Advertising	96.10	99.76	(3.7)
Circulation	111.94	110.78	1.0
Others	20.73	22.62	(8.3)
Total Revenues	**228.76**	**233.16**	**(1.9)**
Direct Costs	160.48	163.58	(1.9)
Gross Profit	**68.29**	**69.57**	**(1.8)**
Central Costs	22.54	24.40	(7.6)
EBIT	**45.75**	**45.18**	**1.3**
Depreciation	10.89	11.06	(1.6)
EBITDA	**56.64**	**56.24**	**0.7**

**Excludes activities in Argentina and Chile*

II. MARGINS

The margins are as follows:

Table 3: Margins

Million €	2002	2001
Consolidated:		
Gross Profit / Revenues	28.1 %	25.1 %
EBITDA / Revenues	23.2 %	19.8 %
EBIT / Revenues	18.5 %	15.2 %
Consolidated without Argentina:		
Gross Profit / Revenues	29.9%	29.8%
EBITDA / Revenues	24.8%	24.1%
EBIT / Revenues	20.0%	19.4%

III. OPERATING REVENUES

Total Operating Revenues amount to € 234.47 million, falling by 4.9%.

a) The following table shows the consolidated operating revenues of Recoletos based on the source of income:

Table 4: Operating Revenues

Million €	2002	2001	Var. %
Advertising	100.48	109.71	(8.4)
Circulation	113.15	114.04	(0.8)
Other revenues	20.85	22.70	(8.1)
Total Revenues	**234.47**	**246.44**	**(4.9)**

Advertising revenues fell by 8.4% (down 3.7% excluding Argentina) benefiting from the strong performance of Sports. Advertising revenues in Sports increased by 6.4% thanks to Marca´s leadership and ability to continue capitalising on the exceptional calendar of sporting events throughout the year.

Growth in advertising revenues is also shown in Women´s Interest (+4,3%), Medical (+0.7%) and Youth (+18.2%).The advertising downturn continued to have the most severe impact on Business and Finance (-25.0%. –17.4% without Argentina and Chile).

Circulation revenues decreased by 0.8% due to the consolidation of the Argentinean and Chilean publications. Excluding the latter, circulation revenues at consolidated level increased by 1.0%, thanks to Marca´s increase in circulation by 2.7%. Expansión circulation revenues decreased by -8.6%.

b) Regarding the development of revenues by content areas[2], Sports (+3.3%), Women´s interest (+4.7%), Health (+1.9%) and Youth (+18.8%) show remarkable growth rates. Sports remains, with 57.4% the largest contributor to group revenues.

[2] P&L accounts with regard to the several content areas are shown from Chapter VIII of this note.

Table 5: Revenues by content areas

Million €	2002	% of total	2001	Var. %
Sports	134.57	*57.4*	130.33	3.3
Business & Finance	62.96	*26.9*	80.77	(22.1)
Women's Interest	13.91	*5.9*	13.29	4.7
Medical	8.31	*3.5*	8.15	1.9
Youth	3.41	*1.4*	2.87	18.8
Others	11.31	*4.9*	11.03	2.5
Total Revenues	**234.47**	***100.0***	**246.44**	**(4.9)**

In Sports advertising revenues (+6.4%) and circulation revenues (+3.3%) increased. Copy sales of *Marca* rose by 2.7% to an average daily circulation of 381,587. In spite of the slight increase in cumulative circulation, the trend in copy sales reversed in the month of March, showing sustainable increased circulation since then. The re-launch of Marca has contributed to this success. Marca's market share in 2002 reached 49.1% (vs. 48.2% in 2001. Source: AEDE).

Revenues from Business and Finance declined by 22.1% due to lower advertising (-25.0%) and circulation revenues (-19.3%). Excluding Argentina and Chile, advertising revenues in Business and Finance decreased by 19.8% and circulation revenues by 17.4%, *Expansión* had an average daily circulation of 48.125 (-8.6%).

Women's Interest shows advertising and circulation revenues with sustainable growth (+4.3% and 8.5% respectively), due to the excellent circulation performance of *Telva* magazine (+5.8%) reaching an average monthly circulation of 158.871.

Medical and Youth showed increasing advertising revenues (+0.7% and 18.2% respectively).

Revenues in General Information (Unedisa) increased by 3.2%. *El Mundo's* daily circulation was down 3.5% to 301,302.

IV. DIRECT COSTS

Consolidated Direct Costs decreased by 8.7% as a result of the cost cutting programme initiated in April 2001. Raw materials – mainly newsprint – were down 17.1%. personnel costs down 11.3% and marketing down 5.7%.

Direct costs decreased significantly in Business and Finance (-25.9%, -12.9% excluding Argentina and Chile) and Youth (-7.2%).

The breakdown of Direct Costs by content divisions is as follows:

Table 6: Direct Costs by content divisions

Million €	2002	2001	Var. %
Sports	86.38	83.16	3.9
Business and Finance	54.82	74.03	(25.9)
Women's interest	9.98	9.77	2.1
Medical	7.19	7.25	(0.7)
Youth	2.94	3.17	(7.2)
Others	7.32	7.32	0.0
Total Direct Costs	**168.63**	**184.70**	**(8.7)**

V. CENTRAL COSTS

Central costs decreased by 7.6% reaching € 22.54 million as a result of the cost cutting programme.

VI. GROSS PROFIT

Gross Profit by business areas show the following development:

Table 7: Gross Profit by business areas

Million €	2002	2001	Var. %
Sports	48.19	47.17	2.2
Business and Finance	8.14	6.75	20.6
Women's Interest	3.93	3.51	12.0
Medical	1.11	0.91	22.6
Youth	0.47	(0.30)	–
Others	4.00	3.70	8.1
Total Gross Profit	**65.84**	**61.74**	**6.6**

Note: Gross Profit= Revenues less Direct Costs. it does not include Central Costs

Gross Profit increased by 14.0%. The key developments were:

- Significant improvement in Sports´ Gross Profit due mainly to the increase in advertising revenues (which contribute 30.5% of the total revenues for this division) and in circulation revenues (68.4% of total revenues).
- Deterioration in Business and Finance as a result of the advertising downturn. Advertising revenues contribute 60% of the total revenues of this content division and have fallen by 25.0%.
- Improvement in Gross Profit in Women's Interest due to strong growth of circulation and advertising revenues.
- Improve in Medical, due to the decrease of direct costs despite the launch of *Correo Farmacéutico.*
- Gross Profit in Youth improved with increasing advertising revenues and falling Direct Costs.

VII. NET PROFIT

Net Profit increases, reaching € 50.27 million, due to the following factors:
- Capital gains of € 50.80 million obtained from the sale of Recoletos´ 1.86% stake in RTL.
- Additional amortisation of Goodwill (€ 15.00 million) relating to our Argentinean subsidiares, which is included in the reporting line of Extraordinary Results.

VIII. SPORTS

This business area showed a strong increase in Gross Profit due to increasing advertising and circulation revenues. While *Marca* gained share www.marca.es continued to build its audience, reaching 113 million page views in December.

Table 8: Results of the Sports Area

Million €	2002	2001	Var. %
Revenues			
Advertising	41.01	38.54	6.4
Circulation	92.06	89.15	3.3
Others	1.51	2.63	(42.7)
Total Revenues	**134.57**	**130.33**	**3.3**
Direct Costs	86.38	83.16	3.9
Gross Profit	**48.19**	**47.17**	**2.2**
Gross Profit / Revenues	**35.8%**	**36.2%**	

IX. BUSINESS AND FINANCE

Revenues in Business and Finance continued to be hit by the advertising downturn and declining circulation. Direct Costs were down 25.9%.

Table 9: Results of Business and Finance Area

Million €	2002	2001	Var. %
Revenues			
Advertising	38.03	50.70	(25.0)
Circulation	17.14	21.24	(19.3)
Other	7.80	8.83	(11.7)
Total Revenues	**62.96**	**80.77**	**(22.1)**
Direct Costs	54.82	74.03	(25.9)
Gross Profit	**8.14**	**6.75**	**20.6**
Gross Profit / Revenues	**12.9%**	**8.4%**	

Table 10: Results of Business and Finance Area, underlying

Million €	2002	2001	Var. %
Revenues			
Advertising	33.64	40.75	(17.4)
Circulation	15.93	17.98	(11.4)
Others	7.68	8.76	(12.3)
Total Revenues	**57.25**	**67.49**	**(15.2)**
Direct Costs	46.67	53.56	(12.9)
Gross Profit	**10.58**	**13.93**	**(24.0)**
Gross Profit / Revenues	18.5%	20.6%	

Excludes Sadei & Mind Opener

X. GENERAL INFORMATION. UNEDISA

At Unedisa (in which Recoletos owns a 30% stake) revenues increased and higher costs caused a deterioration in profitability. El Mundo's average daily sales declined by 3.5% to 301.302.

Table 11: Unedisa Results

Million €	2002	2001	Var. %
Revenues	**239.43**	**232.02**	**3.2**
Operating Costs	242.77	226.28	7.3
EBIT	**(3.33)**	**5.74**	**–**
Interest Income (expenses)	(2.18)	(2.16)	(0.8)
Goodwill Amortisation	(1.03)	(1.04)	(1.2)
Associated Undertakings	0.67	0.42	–
Profit on Ordinary Activities	**(5.86)**	**2.95**	**–**
Extraordinary Results	0.36	(2.33)	–
Profit before Taxes	**(5.50)**	**0.62**	**–**
Income Taxes	3.31	0.28	–
Profit after Taxes	**(2.19)**	**0.90**	**–**
Depreciation	11.19	11.72	(4.5)
EBITDA	**7.86**	**17.45**	**(55.0)**

XI. WOMEN´S INTEREST

Women's Interest revenues increased and maintained margins at good level thanks to increasing advertising and *Telva* copy sales.

Table 12: Results of Women's Interest Area

Million €	2002	2001	Var. %
Revenues			
Advertising	9.96	9.55	4.3
Circulation	3.87	3.57	8.5
Others	0.07	0.16	(55.3)
Total Revenues	**13.91**	**13.29**	**4.7**
Direct Costs	9.98	9.77	2.1
Gross Profit	**3.93**	**3.51**	**12.0**
Gross Profit / Revenues	**28.3%**	**26.4%**	

XII. MEDICAL

This area has experienced an increase in advertising revenues and profitability despite de launch of *Correo Farmacéutico.*

Table 13: Results of Medical Area

Million €	2002	2001	Var. %
Revenues			
Advertising	8.10	8.04	0.7
Circulation	0.07	0.08	(2.6)
Other	0.13	0.03	--
Total Revenues	**8.31**	8.15	1.9
Direct Costs	7.19	7.25	(0.7)
Gross Profit	**1.11**	**0.91**	**22.6**
Gross Profit / Revenues	**13.4%**	**11.1%**	

XIII. YOUTH

Increasing advertising revenues and falling operating costs have caused an improvement in margins.

Table 14: Results of Youth Area

Million €	2002	2001	Var. %
Revenues:			
Advertising	3.39	2.86	18.2
Circulation	0.00	0.00	--
Others	0.03	0.01	--
Total Revenues	3.41	2.87	18.8
Direct Costs	2.94	3.17	(7.2)
Gross Profit	**0.47**	**(0.30)**	**--**
Gross Profit / Revenues	**13.7%**	**(10.4)**	

XIV. CASH-FLOW

Table 15: Cash-flow

Millions of €	2002	2001	Var. %
Net Income	**49.57**	**6.50**	–
Depreciation	11.13	11.48	(3.0)
Goodwill Amortisation	11.48	12.21	(34.8)
Extraord. Goodwill Amortisation Argentina	15.00	5.41	–
Provisions with regard to fixed assets	3.26	6.73	(51.5)
Other Adjustments	(49.52)	(2.48)	–
Net Cash provided by Operating Activities	**40.93**	**39.85**	**2.7**
Change in Working Capital	21.76	(3.09)	–
Net Capex	100.16	(9.15)	–
Net Cash used in Investment Activities	**121.92**	**(12.24)**	**–**
Equity Financing	0.00	1.23	–
Net Debt Financing	0.00	(1.34)	–
Dividend Payment	(1.96)	(10.52)	–
Other changes in Shareholders' Equity	1.86	0.00	–
Net Cash provided by Financing Activities	**(0.10)**	**(10.63)**	**–**
Net Increase in Cash and Cash Equivalents	**162.75**	**16.98**	**–**

The outstanding performance of Working Capital is due to an improvement in the level of Stocks (down 33% compared to December 2001), a reduction in the day sales outstanding ratio, DSO (and therefore the reduction in Accounts Receivable by 2% vs. December 2001) and an increase in the day purchase outstanding ratio, DPO. The latter causes an increase in Short-term Liabilities (by 34.5% vs. December 2001).

XV. CONSOLIDATED BALANCE SHEET

Table 16: Consolidated Balance Sheet

Million €	2002 December	2001 December
Fixed Assets:	113.99	192.60
- Tangible Assets	58.08	58.76
- Intangible Assets	5.73	7.12
- Financial Investments	50.18	126.72
Goodwill on Amortisation	26.83	39.00
Accounts receivable	47.12	48.18
Stocks	5.91	8.87
Cash and Cash Equivalents*	240.04	77.30
Other Assets	2.64	2.13
Total Assets	**436.52**	**368.08**
Shareholders Equity	345.86	296.38
Minority Shareholders	1.10	1.02
Provisions	12.26	11.46
Long-term Liabilities	3.62	3.78
Short-term Liabilities	73.68	55.44
Total Debts	**436.52**	**368.08**

* 2002: includes 32.97 million € SIMCAV investment

XVI. OTHER RELEVANT ISSUES

On October 14th, Recoletos increased its stake in Economica S.G.P.S. by 50% to 100%. The 50% stake was bought from Media Capital S.G.P.S. for € 11 million.

In October, Radio Marca began broadcasting in five additional cities, with the aim of being the nationwide sports radio network in Spain, as a result of its joint venture with Onda Cero. Radio Marca reaches the cities of Madrid, Valencia, Seville, Bilbao, Vigo, La Coruña and Las Palmas with an extraordinary success in audience.

In July, Recoletos has decreased its stakes in two distribution companies:
- The stake of 23.0% in Distribuidora Terraconense down to 15.0%
- The stake of 31.7% in Valdisme down to 23.75%

Recoletos agreed on December 24th 2001 to sell to Bertelsmann AG its 1.86% stake in RTL. The sale, valued at 126.9 million Euros including capital gains of 50.8 million Euros, was completed January 2002.

XVII. OPERATIONAL FIGURES

OPERATING MAGNITUDES	2002	2001	%Var.
SPORTS			
Accumulated Marca copy sales	381,587	371,455	2.2
Accumulated Golf Digest copy sales	14,936	15,007	(1.4)
December page views of marca.com ('000)	113,363	75,118	66.3
BUSINESS AND FINANCE			
Accumulative Expansión copy sales	48,125	52,645	(8.6)
Accumulative Actualidad Económica copy sales	20,177	22,739	(11.3)
Dec. page views of Expansióndirecto.com ('000)	11,848	18,088	(26.4)
Dec. page views Expansiónyempleo.com ('000)	1,121	1,102	1.7
GENERAL INFORMATION			
El Mundo. accumulated copy sales	301,302	312,366	(3.5)
December page views El Mundo ('000)	122,405	105,000	16.6
WOMEN'S INTEREST			
Accumulative. Copy sales Telva	158,871	145,119	5.8
December page views estarguapa.com ('000)	3,266	2,488	31.3
MEDICAL AND YOUTH			
December page views diario medico.com ('000)	2,480	2,389	8.9
December page views tuGueb.com ('000)	1,156	1,042	10.9

Press releases

06 February 2003

Interactive Data Corporation reports strong year of growth with 2002 revenue up 10.3%

Fourth Quarter Revenues Increase 11.5%, EBITDA Increases 8.5% and Diluted EPS Rises to $0.18 from a Loss of $0.01 in Last Year's Fourth Quarter

Interactive Data Corporation (NYSE: IDC) today announced results for the fourth quarter and full year ended December 31, 2002.

In the fourth quarter, revenues increased 11.5% to $96.5 million from $86.5 million in last year's same period. Earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter increased 8.5% to $35.0 million from $32.3 million in the earlier period. Net income for the quarter rose to $17.0 million, or $0.18 per diluted share, from a loss of $1.0 million, or $0.01 per diluted share.

EBITDA in the fourth quarter of 2001 included a one-time recovery of previously written-off debt from Bridge Information Systems Inc. following the completion of its liquidation process. Without this recovery of approximately $2 million, EBITDA for the fourth quarter of 2002 would have grown by 15.6% from last year's comparable period.

On January 1, 2002, the company adopted Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). As a result, the company did not record any goodwill amortization expense in the fourth quarter of 2002 as compared to $9.2 million in the same period last year. For 2001, the company recorded $37.5 million in goodwill amortization expense for the full year, whereas the company did not record any goodwill amortization expense in 2002.

Stuart Clark, president and chief executive officer commented, "Our strong growth in revenue and profitability in the fourth quarter is continued testament to the resiliency of Interactive Data's business and its ability to generate growth in difficult market conditions.

"During the quarter, our institutional business grew by 13.7% (or 11.9% before the effects of foreign exchange), with most of this increase driven by our data content division, FT Interactive Data, which grew by 14.8%. Contributing to this growth was revenue from the Securities Pricing Service (SPS) business we acquired from Merrill Lynch at the end of January 2002. Also within the institutional segment, our CMS BondEdge analytics division grew by approximately 3.0%. The institutional segment now represents 89.7% of all Interactive Data Corporation's revenues.

"Revenues within our retail business segment declined 4.3%, or $449,000, due to the continued and expected decline in broadcast revenues. Within this segment, eSignal revenues grew for the second quarter in succession, giving us modest but creditable overall growth for eSignal for the year.

"Operating expenses for the fourth quarter rose by 13.3% primarily due to the inclusion of SPS-related expenses and the fact that the 2001 quarter's selling, general and administrative expenses, or SG&A, benefited from a $2 million recovery of previously written off debt."

Looking at some of the business highlights from the quarter and year, Clark commented, "Renewal rates in our institutional business continued to be high, running at the 95% plus level, and we virtually completed the integration of the SPS business into FT Interactive Data. Our Fair Value Information Service was implemented by three mutual funds, and

overall sales for FT Interactive Data's North American component were very strong. Europe was our most challenging business region in 2002, with lower sales and higher service cancellations resulting in a small decline in revenues. Asia once again delivered high single digit growth, driven by strong sales in Australia and Japan. Our CMS BondEdge division generated good new sales this year, but growth was limited by cancellations arising from cost-cutting at customers. Within our retail segment, eSignal subscriber numbers grew in every month during 2002, leading to the very creditable revenue growth of this component. Per average subscriber rates dropped during the year as higher cost broadcast products were replaced by lower cost Internet-delivered versions.

"For 2003, we have an exciting mixture of new initiatives within all our divisions, augmented by the recently announced proposed acquisition from Standard & Poor's of the ComStock business, a worldwide provider of real-time market datafeeds covering approximately 180 stock exchanges. We expect this acquisition to open up new opportunities for Interactive Data. We will be able to offer ComStock's content and product to our several thousand institutional customers worldwide, many of whom we know have an interest in receiving real-time data. We intend to offer ComStock's real-time content with our own unmatched reservoir of end-of-day and historical data, which will enable us to create new and enhanced solutions for our customers. These combined opportunities offer the potential for many significant revenue and operational synergies, which will once again allow us to deliver exceptional growth in revenue and profitability, despite the prospect of continued difficult market conditions."

2003 Outlook

Interactive Data Corporation's guidance for 2003 assumes the ComStock acquisition announced on January 16, 2003 closes as anticipated at the end of February 2003. For the year, management expects that Interactive Data's institutional revenues will increase in the range of 20% to 23%, while retail revenues will be flat compared to 2002's results. Overall, revenues are expected to increase 18% to 21%, while EBITDA is expected to increase 14% to 18%. The effective tax rate is expected to be 38% to 39%. Earnings per share are expected to increase 15% to 19% compared to 2002's results. The company expects capital expenditures for 2003 to range between $21 million and $23 million.

Twelve Month Results

For the twelve months ended December 31, 2002, Interactive Data reported revenues of $375.0 million versus $340.0 million for 2001, an increase of 10.3%. Operating expenses rose 7.9% or $17.9 million during the same period. As a result, EBITDA for the period rose 15.0% from $114.3 million, or $1.24 per diluted share, to $131.5 million, or $1.40 per diluted share. Net income for 2002 totaled $60.7 million, or $0.65 per diluted share, compared to $4.3 million, or $0.05 per diluted share for 2001.

As of December 31, 2002, Interactive Data Corporation had no outstanding debt and had cash of $153.2 million. $115 million of this amount is earmarked for the ComStock acquisition. Under the previously announced 1 million share buyback program, the company has repurchased a total of 100,000 shares at an average price of $13.77 per share.

Conference Call Information

Interactive Data Corporation's management will conduct a conference call Thursday, February 6, 2003 at 11:00 a.m. Eastern Time to discuss the fourth-quarter 2002 results and additional matters. The dial-in number for the call is 703-871-3029; no access code is required. Investors and interested parties may also listen to the call via a live web broadcast available through the Investor Relations section of the company's web site at www.interactivedatacorp.com and through www.StreetEvents.com.

To listen, please register and download audio software at the site at least 15 minutes prior to the call. A replay will be available on both web sites shortly after the call. In addition, a telephone replay will be available from February 6 at 2:00 p.m. through Thursday, February 13, 2003. To access the replay, please dial 703-925-2533 or 888-266-2081, passcode #6398998.